SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC  20549

                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 8)*

                          FLEET MORTGAGE GROUP, INC.
                                Name of Issuer

                         COMMON STOCK, $.01 PAR VALUE
                        (Title of class of securities)

                                  339012106
                                 Cusip Number

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person [1] has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and [2] has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13-d 7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page[s])

                              Page 1 of 4 Pages

                   CUSIP NO.           13G          Page 2 of 4 Pages

                   Name of Reporting Person

               1.  Social Security or IRS Identification No. of Above Person

                   Fleet Financial Group, Inc.
                   05-0341324

               2.  Check the appropriate box if a member of a group*
                                                                  (a) [   ]
                                                                  (b) [   ]
               3.  SEC Use Only

               4.  Citizenship of place of organization
                   50 Kennedy Plaza, Providence, Rhode Island 02903

   Number      5.  Sole Voting Power
     of            40,000,000
   Shares
Beneficially   6.  Shared Voting Power
  Owned by         0
    Each
  Reporting    7.  Sole Dispositive Power
   Person          40,000,000
    with
               8.  Shared Dispositive Power
                   0

 9. Aggregate amount beneficially owned by each reporting person.
                   40,000,000

10. Check box if the aggregate amount in row (9) excludes certain shares*

11. Percent of class represented by amount in row (9).
                     80.7%

12. Type of reporting person*
                    Holding Company

                                                              Page 3 of 4 Pages

Item 1(a)      Name of Issuer:  Fleet Mortgage Group, Inc.

Item 1(b)      Address of Issuer's Principal Executive Offices:
               1333 Main Street, Suite 700, Columbia, SC  29201

Item 2(a)      Name of Person Filing:  Fleet Financial Group, Inc.

Item 2(b)      Address or Principal Business Office, or if none, Residence:
               50 Kennedy Plaza, Providence, RI  02903

Item 2(c)      Citizenship:  Rhode Island

Item 2(d)      Title or Class of Securities:  Common Stock, $.01 par value

Item 2(e)      CUSIP Number:                  339102106

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) ( )        Broker or Dealer registered under Section 15 of the Act
(b) ( )        Bank as defined in Section 3(a) (6) of the Act
(c) ( )        Insurance Company as defined in Section 3(a) (19) of the Act
(d) ( )        Investment Company registered under Section 8 of the Investment
               Company Act
(e) ( )        Investment Adviser registered under Section 203 of the
               Investment Company Act
(f) ( )        Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
               1974 or Endowment or Endowment Fund; see 240.13d-1(b) (1) (ii)
               (F)
(g) (X)        Parent Holding Company, in accordance with 240.13-d-1(b) (ii)
               (G) (Note: See Item 7)
(h) ( )        Group, in accordance with 240.13d-1(b) (1) (ii) (H)

Item 4.        Ownership

(a)            Amount beneficially owned:    40,000,000 shares of common
               stock are beneficially owned by the filing person

(b)            Percent of Class:              80.7% of common stock

(c)            Number of shares as to which such person has:
                 (i)  sole power to vote or to direct the vote
                      40,000,000
                (ii)  shared power to vote or to direct the vote
                      0
               (iii) sole power to dispose or to direct the disposition of 40,000,000
                (iv)  shared power to dispose or to direct the disposition of

                                                              Page 4 of 4 Pages

Item 5.        Ownership of Five Percent of Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               N/A

Item 7. Identification and Classification of the Subsidiary which Acquired the Security being reported on by the Parent Holding Company.

               Exhibit A attached

Item 8.        Identification and Classification of Members of the Group.

               N/A

Item 9.        Notice of Dissolution of Group.

Item 10.       Certification

               By signing below I certify that, the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature
               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date           February 11, 1994

Signature      /s/  David L. Siewers

Name/Title     David L. Siewers, Senior Vice President
               Fleet Investment Services